January 13, 2010

CORRESPONDENCE FILED VIA EDGAR

AND OVERNIGHT DELIVERY

Ms. Heather Clark

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	News Corporation
Form 10-K for the Fiscal Year Ended June 30, 2009
Filed August 12, 2009
File No. 001-32352

Dear Ms. Clark:

On behalf of News Corporation (“News Corporation” or the “Company”), set forth below is the response of the Company to the Staff’s letter of comment, dated December 23, 2009, relating to the Company’s annual report on Form 10-K filed with the Securities and Exchange Commission (“Commission”) on August 12, 2009.

Annual Report on Form 10-K for the fiscal year ended June 30, 2009

Financial Statements, page 79

Notes to Consolidated Financial Statements, page 87

Note 23. Additional Financial Information, page 146

1. We have reviewed your response to our prior comment number 1 in which you explain your basis or rationale for classifying the gain on the sale of certain wholly owned television stations of $232 million as a component of “other, net” non-operating income in your consolidated statement of operations for the fiscal year ended June 30, 2009. However, based on our review of your response, we continue to believe that this item would be more appropriately classified as a component of the company’s income from operations for the period. As outlined in paragraph 45 of SFAS No. 144, a gain or loss that is recognized on the sale of a disposal group that is not a component shall be included in the caption “income from operations” if such caption is presented in the financial statements. Although your television stations were a component of your business they did not qualify for treatment as discontinued operations and therefore we believe a similar treatment should be used for the gain resulting from their sale. Additionally, as outlined in Question 2 to SAB Topic 5:P, it is generally the staff’s position that charges (as well as gains) that relate to activities for which the revenues and related expenses have historically been included in operating income should generally be included in this caption in the statement of operations. Please confirm that you will revise your presentation in future filings to comply with this guidance.

In order to be responsive to the Staff’s request and consistent with the guidance in Regulation S-X 5-03, the Company will revise its presentation to eliminate the caption “Operating (loss) income” from the consolidated statements of operations. The Company will continue to disclose a profit or loss measurement (“segment operating income (loss)”) for its reportable segments in the notes to the financial statements in future filings. Segment operating income (loss) does not include: Impairment and restructuring charges, Equity (losses) earnings of affiliates, Interest expense, net, Interest income, Other, net, Income tax expense and Net income attributable to noncontrolling interests. As required, the Company will provide a reconciliation of the total of the reportable segments’ operating income (loss) to the Company’s consolidated income before income taxes, extraordinary items, and discontinued operations.

The chief operating decision maker uses segment operating income (loss), as defined above, for purposes of making decisions about allocating resources to the segments and assessing the performance of operating businesses separate from non-operating factors. The Company has also determined that this is the metric that users of the Company’s financial statements find most meaningful and that there should be consistency between the measures identified within the consolidated financial statements, the information utilized by the Company’s chief operating decision maker and the key metrics which users of the Company’s financial statements, investors and analysts require. The Company believes that information about segment operating income (loss) assists all users of the Company’s financial statements by allowing them to evaluate changes in the operating results of the Company’s portfolio of businesses separate from non-operational factors that affect net income, thus providing insight into both operations and the other factors that affect reported results.

* * * * * * * *

Enclosed with this letter is a letter from the Company acknowledging its responsibilities with respect to the disclosure. If the Staff should have any questions, or would like further information, concerning any of the responses above, please do not hesitate to contact the undersigned at (212) 918-8270.

Sincerely,

/s/ Amy Bowerman Freed

Amy Bowerman Freed

Hogan & Hartson LLP

[Letterhead of News Corporation]

January 13, 2010

CORRESPONDENCE FILED VIA EDGAR

AND OVERNIGHT DELIVERY

Ms. Heather Clark

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	News Corporation
Form 10-K for the Fiscal Year Ended June 30, 2009
Filed August 12, 2009
File No. 001-32352

Dear Ms. Clark:

In connection with responding to comments raised by the Staff of the Securities and Exchange Commission (the “Commission”) in a letter dated December 23, 2009 with respect to the above-referenced Form 10-K for the fiscal year ended June 30, 2009, News Corporation (the “Company”) hereby acknowledges that (a) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (c) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you need additional information, please contact the undersigned at (212) 852-7724.

Sincerely,

/s/ Janet Nova

Janet Nova

Senior Vice President and

Deputy General Counsel

News Corporation